December 22, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Oxus Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 13, 2023

File No. 333-273967

Dear Mr. Fullem:

On behalf of Oxus Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-273967) (the “Registration Statement”). An electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated November 24, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed November 13, 2023 Financial Statements, page F-1

1.	Please update the financial statements of Oxus Acquisition Corp. and Borealis Foods, Inc. and Subsidiaries to comply with Article 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 18-21, 38, 50, 55, 61-71, 182-185, 187, F-19-33, F-41, and F-55-76 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc: Kanat Mynzhanov, Chief Executive Officer, Oxus Acquisition Corp.